Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7660	E-mail Address dfertig@stblaw.com

October 11, 2016

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street N.E.

Mail Stop 4561

Washington, D.C.  20549

Attention:              Ms. Barbara C. Jacobs, Assistant Director

Mr. Gabriel Eckstein, Esq., Staff Attorney

Mr. Matthew Crispino, Esq., Staff Attorney

Ms. Kathleen Collins, Accounting Branch Chief

Ms. Melissa Kindelan, Staff Accountant

Re:          GDS Holdings Limited

Registration Statement on Form F-1 Filed October 4, 2016

CIK No. 0001526125

File Number: 333-213951

Ladies and Gentlemen:

On behalf of our client, GDS Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), we are supplementally providing to the Staff of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), certain materials previously requested with respect to the above-referenced draft registration statement on Form F-1 (the “Registration Statement”).

The Company refers to the Staff’s comments contained in the comment letter dated June 16, 2016 from the Staff (the “June 16 Comment Letter”).

DANIEL FERTIG	ADAM C. FURBER	ANTHONY D. KING	CELIA C.L. LAM	CHRIS K.H. LIN	JIN HYUK PARK	KATHRYN KING SUDOL	CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO	WASHINGTON, D.C.

Set forth below is the Company’s response to Comment 46 from the Staff in the June 16 Comment Letter. The Staff’s comment is retyped in bold italics below for your ease of reference.

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46.          Please supplementally provide us with copies of any graphics or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company is herewith supplementally providing to the Staff, together with this letter, five (5) copies of the graphics and artwork the Company intends to use in its prospectus. The Company understands that the Staff may have further comments upon review of these materials.

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If you have any question regarding this letter or the materials provided, please do not hesitate to contact me at +852-2514-7660 (work), +852-9768-6776 (mobile) or dfertig@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Very truly yours,

/s/ Daniel Fertig
Daniel Fertig

Enclosures

cc:           William Wei Huang, Chairman and Chief Executive Officer

Daniel Newman, Chief Financial Officer

GDS Holdings Limited

Chris Lin, Esq.

David Lee, Esq.

Simpson Thacher & Bartlett

Karen Yan, Esq.

William L. Hughes, Esq.

Gordon K. Davidson, Esq.

Fenwick & West LLP